UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 May 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT N.V. - Purchase of shares for hedging purposes, 3 May 2006

Strong operating income growth in first quarter, 3 May 2006

3 May 2006

TNT N.V. - Purchase of shares for hedging purposes

TNT N.V. announces today the purchase of 2.7 million ordinary TNT N.V. shares to hedge its obligations under the existing share and share option plans. The share purchase commences today and is expected to end after six weeks.

The maximum consideration to be paid per ordinary share under the purchase is the higher of the price of the last independent trade in TNT shares and the highest current independent bid price on Euronext. Furthermore, this price will not exceed the normal trade price plus ten percent. The normal trade price is the average closing price during the five trading days prior to the day of purchase. The announced purchase will be executed by ABN AMRO Bank N.V.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for thei! r mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

3 May 2006

Strong operating income growth in first quarter
Focus strategy well on track and measures announced to reduce overhead costs

14.2% operating income growth
• Operating income up 30.5% in Express Business Segment
• In Mail, over 4% revenue growth with an operating margin of almost 22%

Earnings per share on continuing operations up 11.7%

Strong net cash from operating activities of € 303 million

Reduction in overhead costs of around € 75 million
• Large part achieved during 2006; fully achieved by end of 2007

Logistics divestment in progress
• Business remains stable, with top line growth

Key numbers	Q1 2006	Q1 2005	% Change
	€ mil	€ mil
Revenues	2,647	2,430	8.9%
Operating income (EBIT)	329	288	14.2%
Profit from continuing operations	216	202	6.9%
Profit/(loss) from discontinued operations	(11)	(8)
Profit/(loss) attributable to the shareholders	205	193	6.2%
Net cash from operating activities	303	65	366.2%
EPS (in € cents)	47.0	42.5	10.6%
EPS from continuing operations (in € cents)	49.5	44.3	11.7%

CEO Peter Bakker:

“We are pleased with the developments in Q1 of 2006. In all key areas of our Focus strategy, good progress has been made. Our businesses performed well, tax issues were further mitigated and the Logistics divestment is in progress. Our performance clearly supports the strategic direction that we started with our Focus strategy.”

Summary
TNT started the year with revenue growth of 8.9% and an increase in the profit from continuing operations of 6.9%. The higher profits combined with the effect of the share repurchase program meant that earnings per share were 10.6% higher (11.7% on the basis of continuing operations) in the first quarter of 2006.

The Focus strategy is well on track. As a next development in Focus, TNT announces a targeted overhead cost reduction of around € 75 million.

Review of operations
The Express Business Segment achieved operating income growth of 30.5%, with a record first quarter margin of 8.6% and double digit revenue growth. Italy, Germany and Benelux led the European growth, with emphasis on global accounts and international flows. The TG+ acquisition in Spain was consolidated for the first time. Within the strong revenue growth in the Rest of World, Australia showed a marked improvement. Revenue yield remained positive for the segment.

The Freight Management Business Segment returned to growth - 6.0% organic - and increased its operating income.

In Mail Netherlands, a positive price/mix effect totally absorbed the revenue impact of the volume decline, and the masterplans again provided additional cost savings. The European Mail Networks achieved a 21.6% revenue growth and saw the further development of addressed mail activities in the UK and Germany. Cross-border returned to revenue growth and the Data & Document Management business grew double digit. The overall margin was close to last year’s level at almost 22%.

The Logistics activities, reported as Discontinued Operations, were stable and reported organic revenue growth of 3.8%.

Reduction in overhead of around € 75 million targeted
Today, TNT announces a targeted reduction in overhead costs of around € 75 million. We expect to achieve a large part of the reduction this year and the remainder by the end of 2007.

The Focus strategy allows for a proposed simplification of the organisational structure and reduction of project costs. The associated personnel consequences are expected to be minor. The proposed organisational changes are under discussion with the works council.

Financial review
Operating income of € 329 million was 14.2% higher than last year. The net financial expense of € 1 million compares with a net financial income of € 10 million last year when we booked the € 14 million interest income component of a tax refund. The increase in the effective tax rate to 33.9% is explained by tax losses that cannot be utilized and tax restructuring. The profit from continuing operations was € 216 million, an increase of almost 7%, and the loss from discontinued operations was € 11 million.

Net cash from operating activities increased from € 65 million last year to € 303 million this year. The prior year amount included a € 156 million tax pre-payment and a relatively large working capital outflow. Net debt increased during the quarter from € 725 million to € 1,154 million due largely to € 633 million of share repurchases partially offset by the strong net cash from operating activities.

On 20 April 2006, TNT announced a reduction in the estimated realistic range of the contingent tax liability from € 150 million to € 550 million, as disclosed in the 2005 annual report, to a new range of € 100 million to € 250 million. No provisions were taken in the first quarter of 2006.

Based on the first quarter results, the Board of Management reiterates its confidence in the full year outlook for its continuing activities, announced on 27 February 2006.

Significant events since year end

2 January	Sale of Ladoux – part of Logistics France
3 January	Innight service expands into Czech Republic and Slovakia
18 January	Spanish express business acquired – TG+
27 January	Sale of part of Nicolas – part of Logistics France
1 February	India domestic launched
10 February	Sale of last part of Logistics France – Mendy
20 February	TNT announced intention to delist from the London Stock Exchange and the Frankfurt Stock Exchange
27 February	Supervisory Board closes investigation into certain past tax matters
21 March	Delisting TNTon London Stock Exchange
10 April	Reorganisation of sorting centres in line with masterplans
20 April	TNT’s contingent tax liability reduces significantly
20 April	Annual General Meeting of Shareholders adopted dividend for 2005, was informed on the appointment of Mr. C.H. van Dalen as Chief Financial Officer and appointed Mr. R. King as a new member of the Supervisory Board
2 May	TNT sells ID Company Fashion to WE International

Group Summary	Q1 2006	Q1 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	2,647	2,430	8.1%	0.8%	8.9%
Operating income (EBIT)	329	288	13.9%	0.3%	14.2%
Profit from continuing operations	216	202	6.4%	0.5%	6.9%
Profit/(loss) from discontinued operations	(11)	(8)
Profit/(loss) attributable to the shareholders	205	193

Segment Summary	Q1 2006	Q1 2005		% Change
	€ mil	€ mil	Operational	Fx	Total

Express
Express Business Segment
Revenues	1,443	1,269	12.4%	1.3%	13.7%
Operating income (EBIT)	124	95	29.4%	1.1%	30.5%
Operating margin	8.6%	7.5%

Freight Management
Revenues	198	183	6.0%	2.2%	8.2%
Operating income (EBIT)	2	1	100.0%	0.0%	100.0%
Operating margin	1.0%	0.5%

Mail
Revenues	1,013	973	3.9%	0.2%	4.1%
Operating income (EBIT)	222	215	3.3%	0.0%	3.3%
Operating margin	21.9%	22.1%

Non-allocated	(19)	(23)	17.4%	0.0%	17.4%

Operating income (EBIT)	329	288	13.9%	0.3%	14.2%

Comparative 2005 figures are adjusted for the impact of the Focus strategy, including: the decision to divest Logistics; the transfers of Innight from Logistics to Express and Cendris UK from Mail to Express; and the reporting of Freight Management as a separate business segment.

Express Business Segment

Double digit revenue growth

Operating income increases by 30.5%

Record first quarter margin of 8.6%

Express Business Segment	Q1 2006	Q1 2005	% Change
Summary
	€ mil	€ mil
Revenues	1,443	1,269	13.7%
Operating income (EBIT)	124	95	30.5%
Operating margin	8.6%	7.5%

2005 figures have been adjusted for comparative purposes.

Express started the year well with a 30.5% increase in operating income, which included the positive effect of the timing of Easter holidays. The operating margin of 8.6% was a record for Q1, reflecting revenue growth and lower unit costs through network optimisation. About half of the margin improvement, compared with Q1 2005, was from the Easter holiday effect.

The double digit revenue growth resulted from higher volumes (consignments and kilos), positive revenue yield, and the acquisition effect of TG+ in Spain. Volumes increased across all customer segments, particularly global accounts, with emphasis on international flows. Both air and road volumes increased, the latter at twice the rate of the former.

Revenue Analysis	Q1 2006	Q1 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	1,188	1,055	12.6%	9.8%	2.7%	0.1%
Express Rest of the World	255	214	19.2%	12.2%	0.0%	7.0%
Express Business Segment	1,443	1,269	13.7%	10.1%	2.3%	1.3%

2005 figures have been adjusted for comparative purposes.

As we saw in the previous quarter, Italy, Germany and Benelux were the best revenue growth performers in Europe. Despite the tough economic environment, France and the UK also achieved revenue growth. The East European countries continued to perform well, with increasing volumes on the sixteen line-haul routes that we established in 2004.

Revenue growth in the Rest of World continued to be highest in China and the Middle East. Australia showed significant improvement, with high single digit revenue growth.

Freight Management Business Segment

Revenue growth restored

Higher operating margin

Freight Management Summary	Q1 2006	Q1 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Revenues	198	183	8.2%	6.0%	0.0%	2.2%
Operating income (EBIT)	2	1	100.0%
Operating margin	1.0%	0.5%

Freight Management returned to growth, with an 8.2% revenue increase, 6.0% organic. All regions contributed to the growth but the largest increase came from Swedish export volumes.

The operating margin improved, mainly as the result of the lower amortisation of intangible fixed assets. The evaluation on Freight Management synergies with Express, which was previously mentioned, is ongoing.

Satisfactory revenue performance in all business lines

EMN high revenue growth maintained at 21.6%

Further masterplan savings contribute to high margin

Mail Summary	Q1 2006	Q1 2005	% Change
	€ mil	€ mil
Revenues	1,013	973	4.1%
Operating income (EBIT)	222	215	3.3%
Operating margin	21.9%	22.1%

2005 figures have been adjusted for comparative purposes.

Mail made a strong start to the year with top-line growth of over 4% and an operating margin very close to last year’s high level.

The masterplans reduced the Dutch cost-base by another € 15 million, as the further benefits of sequence sorting were realised, contributing to the high margin.

The incremental year-on-year masterplan savings are scheduled to reduce as the year progresses. The division is now formulating the next generation of masterplans to further improve the medium to long term competitive position of the Dutch postal operations.

Revenue Analysis	Q1 2006	Q1 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	668	668	0.0%	0.0%	0.0%	0.0%
European Mail Networks	163	134	21.6%	19.4%	2.2%	0.0%
Cross-border Mail	130	126	3.2%	1.6%	0.0%	1.6%
Data and Document Management	52	45	15.6%	4.5%	11.1%	0.0%
Mail	1,013	973	4.1%	3.1%	0.8%	0.2%

2005 figures have been adjusted for comparative purposes.

Revenues in Mail Netherlands were at the same level as last year, with a beneficial price/mix effect negating the 1.5% volume decline. Domestic mail volumes increased by 3.0%, or 1.1% if adjusted for election mail. The increase is explained by additional healthcare mailings and the phasing of tax mailings. In direct mail, the volume decline was 9.2%, with part of the loss attributed to competition from other advertising media, namely TV and radio.

Strong growth in the European Mail Networks continued to be dominated by the UK and Germany. In the UK, trials commenced on a new end-to-end delivery solution, and automatic sortation commenced at four locations. In Germany, addressed mail delivery capabilities were added in two regions.

The Cross-border business experienced modest growth, explained by an increase in Dutch outbound letters and increased parcels activity.

Data and Document Management, benefiting from the acquisition effect of Euro Mail, grew by 15.6%. The printing of the special healthcare mailings was the principal driver of the 4.5% organic revenue growth.

The revenue information on discontinued operations, described below, is excluded from group revenues. The post-tax profit/(loss) from discontinued operations, also described below, is included in the group’s consolidated statement of income on a separate line ‘profit/(loss) from discontinued operations’.

Logistics divestment in progress

Business stable, with revenue growth

Discontinued Logistics Business	Q1 2006	Q1 2005	% Change
Summary	€ mil	€ mil
Revenues	875	865	1.2%
Operating income (EBIT)	20	15	33.3%
Operating margin	2.3%	1.7%
Profit/(loss) from discontinued operations	(11)	(8)

2005 figures have been adjusted for comparative purposes.

The operating income of € 20 million included the operating loss of the French operations of € 26 million and the operating income of the remaining parts of the discontinued operations of € 46 million. Most of the French losses were one-off costs related to the exit of that business. In the remaining parts of the discontinued operations, organic revenue growth was 4.1%.

Net financial expense amounted to € 19 million, € 15 million of which was payable to group companies included in continuing operations, and the tax expense was € 12 million. The resulting loss from discontinued operations was € 11 million, compared with € 8 million last year.

Consolidated statements of income	Q1 2006	Q1 2005
	€ mil	€ mil

Net sales	2,623	2,419
Other operating revenues	24	11
Total revenues	2,647	2,430

Other income	10	6

Cost of materials	(95)	(84)
Work contracted out and other external expenses	(1,152)	(991)
Salaries and social security contributions	(875)	(857)
Depreciation, amortisation and impairments	(77)	(74)
Other operating expenses	(129)	(142)
Total operating expenses	(2,328)	(2,148)

Operating income	329	288

Interest and similar income	37	12
Interest and similar expenses	(38)	(2)

Net financial (expense)/income	(1)	10

Results from investments in associates	(1)	(1)

Profit before income taxes	327	297
Income taxes	(111)	(95)

Profit from continuing operations	216	202

Profit/(loss) from discontinued operations	(11)	(8)

Profit for the period	205	194
Attributable to:
Minority interests	0	1
Shareholders	205	193

EPS (in € cents)*	47.0	42.5

Number of employees	127,541	123,468
Full time equivalent employees	89,861	87,613

2005 figures have been adjusted for comparative purposes.

* Based on an average number of 436.1 million ordinary shares, including ADS (2005: 454.5 million).

€ mil	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005

EXPRESS BUSINESS SEGMENT & FREIGHT MANAGEMENT
Express Europe
Revenues	1,188	1,160	1,058	1,105	1,055
Growth %	12.6%	2.9%	7.5%	9.4%	10.2%
Organic	9.8%	1.7%	7.4%	9.6%	10.5%
Acquisition / Disposal	2.7%	0.2%	0.5%	0.1%	0.0%
Fx	0.1%	1.0%	-0.4%	-0.3%	-0.3%

Express Rest of the W orld
Revenues	255	284	245	242	214
Growth %	19.2%	11.4%	14.0%	14.7%	6.5%
Organic	12.2%	3.2%	10.3%	12.8%	9.5%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	7.0%	8.2%	3.7%	1.9%	-3.0%

Express Business Segment
Revenues	1,443	1,444	1,303	1,347	1,269
Growth %	13.7%	4.4%	8.7%	10.3%	9.6%
Organic	10.1%	2.0%	8.0%	10.1%	10.4%
Acquisition / Disposal	2.3%	0.1%	0.4%	0.1%	0.0%
Fx	1.3%	2.3%	0.3%	0.1%	-0.8%

Working days	64	64	64	63	62
Core consignments (mil)	45.9	45.4	40.5	44.2	42.8
Core kilos (mil)	810.9	826.3	734.1	759.5	736.8
Core revenue quality yield improvement	1.6%	3.3%	4.9%	6.2%	5.6%

Operating income (EBIT)	124	149	99	133	95
Operating margin	8.6%	10.3%	7.6%	9.9%	7.5%
2005 figures have been adjusted for comparative purposes.

Freight Management
Revenues	198	213	199	194	183
Growth %	8.2%	-3.2%
Organic	6.0%	-3.2%
Acquisition / Disposal	0.0%	-2.7%
Fx	2.2%	2.7%

Operating income (EBIT)	2	3	4	3	1
Operating margin	1.0%	1.4%	2.0%	1.5%	0.5%

€ mil	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005

MAIL

Mail Netherlands
Revenues	668	750	586	643	668
Growth %	0.0%	1.6%	-2.5%	0.6%	-0.9%
Organic	0.0%	1.7%	-2.5%	0.6%	-0.9%
Acquisition / Disposal	0.0%	-0.1%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%

Adressed mail pieces (millions)	1,292	1,480	1,101	1,246	1,312
Growth %	-1.5%	-5.6%	-2.3%	-2.5%	-1.4%
Working days	65	64	65	63	64

European Mail Networks
Revenues	163	171	147	145	134
Growth %	21.6%	22.1%	33.6%	19.8%	22.9%
Organic	19.4%	21.4%	33.6%	19.8%	22.9%
Acquisition / Disposal	2.2%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.7%	0.0%	0.0%	0.0%

Cross-border Mail
Revenues	130	146	118	125	126
Growth %	3.2%	-5.2%	-2.5%	-8.1%	-10.0%
Organic	1.6%	-7.1%	-2.5%	-8.1%	-9.3%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	1.6%	1.9%	0.0%	0.0%	-0.7%

Data and Document Management
Revenues	52	58	48	45	45
Growth %	15.6%	13.7%	29.7%	15.4%	7.1%
Organic	4.5%	-3.9%	16.2%	10.3%	0.0%
Acquisition / Disposal	11.1%	17.6%	13.5%	5.1%	7.1%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%

Total Mail
Revenues	1,013	1,125	899	958	973
Growth %	4.1%	3.9%	3.5%	2.5%	0.8%
Organic	3.1%	2.8%	2.9%	2.3%	0.6%
Acquisition / Disposal	0.8%	0.7%	0.6%	0.2%	0.3%
Fx	0.2%	0.4%	0.0%	0.0%	-0.1%

Operating income (EBIT)	222	212	147	201	215
Operating margin	21.9%	18.8%	16.4%	21.0%	22.1%

2005 figures have been adjusted for comparative purposes.

	Q1 2006	Q1 2005
	€ mil	€ mil

Profit before income taxes	327	297
Adjustments for:
Depreciation, amortisation and impairments	77	74
Share based payments	2	2
Investment income:
Profit /loss on sale of property, plant and equipment	(8)	(6)
Interest and similar income	(37)	(39)
Foreign exchange gains	(1)	1
Foreign exchange (losses)	0	0
Interest and similar expenses	39	28
Results from investments in associates	1	1
Changes in provisions:
Pension liabilities	(17)	(12)
Other provisions	(9)	0
Changes in working capital:
Inventory	1	2
Accounts receivable	(4)	(22)
Other current assets	11	(72)
Trade payables	(16)	(35)
Other current liabilities excl. short term financing and taxes	(4)	55

Cash generated from operations	362	274
Interest paid	(18)	(8)
Income taxes paid	(41)	(201)

Net cash from operating activities	303	65
Acquisition of group companies (net of cash)	(30)	(1)
Disposals of group companies and joint ventures	0	0
Investment in associates	(1)	(2)
Disposals of associates	0	0
Capital expenditure on intangible assets	(27)	(14)
Disposal of intangible assets	0	1
Capital expenditure on property, plant and equipment	(61)	(42)
Proceeds from sale of property, plant and equipment	9	9
Other changes in (financial) fixed assets	2	9
Changes in minority interests	3	0
Interest received	12	4

Net cash used in investing activities	(93)	(36)
Repurchase of shares	(633)	(259)
Other equity changes	34	1
Proceeds from longterm borrowings	0	4
Repayments to longterm borrowings	(23)	(4)
Proceeds from shortterm borrowings *	453	2
Repayments to shortterm borrowings	(143)	(24)
Proceeds from finance lease	7	1
Repayments to finance lease	(1)	(1)
Dividends paid	0	0
Financing relating to our discontinued logistics business	(24)	(5)

Net cash used in financing activities	(330)	(285)

Changes in cash	(120)	(256)

Cash at the beginning of the period as reported in 2005	559	633
of which discontinued	(2)	(70)
Cash at beginning of the period	557	563
Adoption of IAS 32/39 per I January 2005 *	0	46
Exchange rate differences	(1)	3
Changes in cash	(120)	(256)
Cash at end of period	436	356

2005 figures have been adjusted for comparative purposes.

* On adoption of IAS 32 as of 1 January 2005, bank overdrafts of €46 million were no longer netted off from cash and cash equivalents.

	31 Mar	31 Dec
	2006	2005
	€ mil	€ mil

Goodwill	1,653	1,626
Other intangible assets	229	212

Intangible assets	1,882	1,838

Land and buildings	794	805
Plant and equipment	299	313
Other	374	390
Construction in progress	74	44

Property, plant and equipment	1,541	1,552

Investments in associates	48	47
Other loans receivable	12	13
Deferred tax assets	192	188
Prepayments and accrued income	23	25

Financial fixed assets	275	273

Total non-current assets	3,698	3,663

Inventory	23	29
Accounts receivable	1,473	1,471
Income tax receivable	78	78
Prepayments and accrued income	217	218
Cash and cash equivalents	436	559

Total current assets	2,227	2,355

Assets held for sale	2,376	2,378

Total assets	8,301	8,396

Equity attributable to the equity holders of the parent	2,855	3,262
Minority interests	20	17

Total equity	2,875	3,279

Deferred tax liabilities	231	233
Provisions for pension liabilities	117	136
Other employee benefit obligations	49	49
Other provisions	94	105
Long-term debt	1,072	1,071
Accrued liabilities	19	14

Total non-current liabilities	1,582	1,608

Trade accounts payables	313	320
Short term provisions	33	29
Other current liabilities	877	571
Income tax payable	312	233
Accrued current liabilities	1,120	1,126

Total current liabilities	2,655	2,279

Liabilities related to assets classified as held for sale	1,189	1,230

Total liabilities and equity	8,301	8,396

Capital expenditure on property, plant and equipment and other intangible assets

	Q1 2006	Q1 2005
	€ mil	€ mil
Express Business Segment	67	36
Freight Management	1	1
Mail	18	18
Non-allocated	2	1
Total	88	56

Movement in equity attributable to the equity holders of the parent

	Q1 2006	Q1 2005
	€ mil	€ mil
Opening balance	3,262	3,057
Profit/(loss) attributable to the shareholders	205	193
Foreign exchange effects and other	(17)	18
Repurchases of shares	(633)	0
Other reserves	38	(5)
Cash dividend	0	0
Closing balance	2,855	3,263

Net debt

	31 Mar	31 Dec
	2006	2005
	€ mil	€ mil
Short-term debt	518	213
Long-term debt	1,072	1,071

Total interest bearing debt	1,590	1,284
Cash and cash equivalents	(436)	(559)
Net debt	1,154	725

2005 figures have been adjusted for comparative purposes.

Profit attributable to the shareholders

	Q1 2006	Q1 2005
	€ mil	€ mil
Profit attributable to the shareholders under IFRS	205	193
Adjustments for:
Employee benefits	4	8
Other intangible assets amortisation	(1)	(1)
Depreciation and amortisation related to our discontinued logistics business	(20)	0
Other	0	1
Tax effect of adjustments	4	(3)
Profit attributable to the shareholders under US GAAP	192	198
of which related to discontinued operations	(27)	(12)
of which related to continued operations	219	210
Profit per ordinary share /ADS under US GAAP * (in € cents)	44.0	43.6
Profit per diluted ordinary share /ADS under US GAAP ** (in € cents)	43.9	43.5

*	Based on an average number of 436.1 million ordinary shares, including ADS (2005: 454.6 million).
**	Based on an average number of 437.7 million diluted ordinary shares, including ADS (2005: 455.3 million).

Equity for the equity holders of the parent

	31 Mar	01 Apr
	2006	2005
	€ mil	€ mil
Total equity	2,875	3,281
Minority interest	(20)	(18)
Equity for the equity holders of the parent under IFRS	2,855	3,263

Adjustments for:
Employee benefits	22	31
Goodwill and other long-lived intangible assets	41	98
Other intangible assets amortisation	(11)	(25)
Minimum pension liability	(587)	(454)
Depreciation and amortisation related to our discontinued logistics business	(28)	0
Other	(6)	(1)
Deferred taxes on adjustments	49	51
Equity for the equity holders of the parent under US GAAP	2,335	2,963

2005 figures have been adjusted for comparative purposes.

Financial Calendar 2006

Monday	31 July, 2006	Publication of 2006 second quarter results

Monday	30 October, 2006	Publication of 2006 third quarter results

Additional information available at http://group.tnt.com

Mike Richardson
Director Investor Relations
Phone	+31 20 500 62 41
Fax	+31 20 500 7515
Email	mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations
Phone	+31 20 500 65 97
Fax	+31 20 500 7515
Email	david.van.hoytema@tnt.com

Sabine Post – de Jong
Manager Investor Relations
Phone	+31 20 500 6242
Fax	+31 20 500 7515
Email	sabine.post@tnt.com

Pieter Schaffels
Director Media Relations
Phone	+31 20 500 6171
Fax	+31 20 500 7520
Email	pieter.schaffels@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations
Phone	+31 20 500 6224
Fax	+31 20 500 7520
Email	daphne.andriesse@tnt.com

José Driessen
Senior Press Officer Media Relations
Phone	+31 20 500 6138
Fax	+31 20 500 7520
Email	jose.driessen@tnt.com

Published by:
TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone	+31 20 500 6000
Fax	+31 20 500 7000
Email	investorrelations@tnt.com
Internet	www.tnt.com/group

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 3 May 2006